EXHIBIT 99.3

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

THIRD QUARTER 2008 UPDATE ON THE PROGRESS OF

THE HORIZON OIL SANDS PROJECT

CALGARY, ALBERTA – NOVEMBER 6, 2008 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited’s (“Canadian Natural” or the “Company”) is pleased to provide its regular quarterly update on the Horizon Oil Sands Project (“Horizon Project” or the “Project”).

Steve Laut, President and Chief Operating Officer of Canadian Natural commented, “Canadian Natural continues with the completion of the construction, commissioning and staged start up of the Horizon Project where we have made significant progress. We are encountering and overcoming challenges in our drive to complete the Project and commence production of Synthetic Crude Oil. These challenges are primarily related to commissioning and startup of the more complex components of the Project. We have resolved these challenges in the Delayed Coker, the Co-generation Plant and the Hydrogen Plant. We are currently in the process of resolving outstanding matters in the Naphtha Hydrotreater and Gas Oil Hydrotreater in the Secondary Upgrading process. We continue to target first Synthetic Crude Oil production in 2008, but recognize that there must not be any further delays in the completion or commissioning of these complex components of the Project. The construction and operations teams in all areas continue to work together to resolve issues and continue to test and prepare for operations.”

Canadian Natural is continuing with the staged start up of the Horizon Project. The seven stages to the start up of the Horizon Project, as outlined in the second quarter update release, and the associated targeted start up dates are as follows:

Stage 1 - Mining

•	The Mining Operation is ready and continues to move overburden. The mining team has already delivered over 300,000 tonnes of mined oil sands to the Plant for test purposes.

Stage 2 - Steam Supply

•	As previously targeted, the utility plants have been supplying low, medium and high pressure steam for commissioning and start up purposes since July of this year.

Stage 3 - Bitumen Crude Oil Production

•

The Bitumen Crude Oil Production operations are fully commissioned except for Froth Treatment. The delays encountered in Froth Treatment have now been resolved. The necessary re-work has been completed and commissioning is well underway. As previously targeted, first bitumen crude oil production of approximately 160,000 barrels for test purposes was achieved in September.

Stage 4 - Electricity Generation

•	The Co-generation Plant has been producing steam since late July. Electricity generation has been commissioned and is ready for operations.

Stage 5 - Sulphur Plant/Sour Gas Treating

•	The Sulphur Plant is complete and being turned over to operations for commissioning.

Stage 6 - Partially Upgraded Crude Oil Production

•

The Delayed Coker / Diluent Recovery Unit Plants were completed in late October and have been turned over to operations for commissioning and are currently circulating diesel and waiting for Secondary Upgrading (Hydrotreaters) to start up.

Stage 7 - 34°API, Light Sweet Synthetic Crude Oil Production

•	The Naphtha Hydrotreating Plant (Plant 41) is completed and currently being commissioned.
•	The Gas Oil Hydrotreating Plant (Plant 43) is completing electrical heat tracing and insulation concurrent with commissioning.
•	With an estimated start up capacity of 70,000 bbl/d, first delivery of 34˚ API, light sweet SCO to the sales pipeline is currently targeted for late in the fourth quarter of 2008.
•

The Distillate Hydrotreating Plant (Plant 42) is mechanically complete except for electrical heat tracing and insulation. First product output through Plant 42 is currently targeted for the latter part of Q1/09 enabling production to start ramping up to targeted facility capacity of 110,000 bbl/d.

•	Targeted production ramp up would see 50-60% of facility capacity by the end of Q1/09 and reach full targeted facility capacity later in 2009.

Commenting on third quarter progress, Real Doucet, Senior Vice President, Oil Sands, stated “The majority of the processing plants are either fully commissioned or well into commissioning. The remaining work is being carefully managed, to ensure a successful project by having all the necessary systems operational for cold weather. The safety and well-being of our contractors and operations staff remains a priority. Our on-site manpower is ramping down as we have reduced our construction workforce by over 50% during Q3/08 to approximately 2,500 tradesmen currently on site. The necessary operators required for start up and a strong management team are all in place.”

A high level overview of progress by major plant facility at the Horizon Project is as follows:

▪	Mining – Completed, ready for oil sands mining operation, continues to move overburden
▪	Ore Preparation Plant – Completed, ready for operation
▪	Hydrotransport – Completed, ready for operation
▪	Piperack – Completed, live and operational
▪	Extraction – Completed, ready for operation
▪	Froth Treatment – Completed, in commissioning and testing
▪	Delayed Coker / Diluent Recovery Unit – Completed, circulating diesel and ready for operation
▪	Co-generation – Completed, producing steam and power
▪	Sulphur Plant – Completed, turned over to operations for commissioning and testing
▪	Tankage – Completed, ready for operation
▪	Main Control Room – Completed, live and operational
▪	Utilities & Services – Completed, live and operational

▪	SCO Pipeline (third party owned and operated) – Completed, ready for operation
▪	Hydrogen Plant – Completed, turned over to operations for commissioning and testing
▪

Hydrotreaters – Plant 41 has been completed and turned over to operations for commissioning and testing. Plant 43 is completing electrical heat tracing and insulation while starting commissioning. Plant 42 is mechanically complete with electrical heat tracing and insulation to be completed before turning over to operations for commissioning and testing.

The delays experienced and extended commissioning schedule has lead to an increase of $441 million to the Project forecast construction costs. This results in the revised total cost estimate for Phase 1 of the Horizon Project to be approximately $9.7 billion. The targeted on-stream cost estimate is $88,200 bbl/d capacity, including the benefits of the significant pre-build capital invested for future phases. Although Canadian Natural is disappointed with the increase to the overall targeted project cost, the Company wants to ensure that it is done right, with the safety of the staff and contractors, along with the quality of the operation, always in mind.

A picture gallery providing visual updates on construction progress is available on the Company’s website (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company’s results for the third quarter of 2008 will be released on November 6th, 2008. A conference call will be held on that day at 7:00 a.m. Mountain Daylight Time, 9:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could” “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort” “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates. In addition, these statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurance that the plans, initiatives or expectations upon which they are based will occur.

The forward-looking statements are based on current expectations, estimates and projections about Canadian Natural Resources Limited (the “Company”) and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete its capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. Certain of these factors are discussed in more detail under the heading “Risk Factors”. The Company’s operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations